

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

ODS TECHNOLOGIES, L.P.	)	
	)	
Plaintiff,	)	
	)	
v.	)	C.A. No. __________
	)	
DAVID W. MARSHALL et al.	)	
	)	
Defendants.	)	

VERIFICATION

STATE OF CALIFORNIA)
) SS.
COUNTY OF LOS ANGELES)

Mark Wilson, having been duly sworn according to law, verifies as follows:

1. I am the President and CEO of the plaintiff ODS Technologies, L.P., with specific authority to make this verification on its behalf.

2. I have personally reviewed the Verified Complaint For Injunctive Relief (the "Complaint"), filed by the plaintiff in the Court of Chancery of the State of Delaware.

3. Insofar as the matters contained in the Complaint concern the acts and deeds of the plaintiff, I believe the allegations to be true and correct.

4. Insofar as the matters contained in the Complaint concern the acts and deeds of persons or entities other than the plaintiffs, I believe the allegations to be true and correct.

____
Mark Wilson

____
Notary Public
My Commission Expires: Oct 19, 2004

Dated: September 5, 2003

ROBERT S. DANIEL
Commission # [illegible]
Notary Public - California
Los Angeles County
My C[illegible] Oct 19, 2004

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ODS TECHNOLOGIES, L.P.,	)	
	)	
Plaintiff,	)	
	)	
v.	)	
	)	C.A. No. _____
	)	
DAVID M. MARSHALL, CHARLES F.	)	
CHAMPION, GARY ADELSON, GUY	)	
CHIPPARONI, JAMES EDGAR, JOSEPH	)	
F. BARLETTA and YOUBET.COM, INC.	)	
	)	
Defendants.	)	

NOTICE OF MOTION

TO: YOUBET.COM, Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

David M. Marshall
Charles F. Champion
Gary Adelson
Guy Chipparoni
James Edgar
Joseph F. Barletta
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

PLEASE TAKE NOTICE that the attached Motion for Preliminary Injunction will be

presented to the Court at the earliest convenience of the Court and counsel.

OF COUNSEL:

Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112-4498
(212) 408-2500

Dated: September 5, 2003

Kevin G. Abrams
J. Travis Laster
Richards, Layton & Finger
One Rodney Square
P.O. Box 551
Wilmington, DE 19899
(302) 651-7700
   Attorneys for Plaintiff
   ODS Technologies, L.P.

2

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ODS TECHNOLOGIES, L.P.,	)	
	)	
Plaintiff,	)	
	)	
v.	)	
	)	
	)	C.A. No. _____
	)	
DAVID M. MARSHALL, CHARLES F.	)	
CHAMPION, GARY ADELSON, GUY	)	
CHIPPARONI, JAMES EDGAR, JOSEPH	)	
F. BARLETTA and YOUBET.COM, INC.	)	
	)	
Defendants.	)	

MOTION FOR PRELIMINARY INJUNCTION

Plaintiff hereby moves pursuant to Court of Chancery Rule 65 for an Order enjoining preliminarily defendants David M. Marshall, Charles F. Champion, Gary Adelson, Guy Chipparoni, James Edgar, Joseph F. Barletta and Youbet.com, and their respective agents, employees and anyone acting on their behalf, from (i) relying on, implementing, applying or enforcing the Classified Board Provision, the Supermajority Voting Provision, or the Charter Amendments as a whole, or (ii) convening the Annual Meeting until after the defendants issue corrective disclosures and the market has time to digest the information. The grounds for this motion are detailed in the Plaintiff's Verified Complaint and will be set forth at length in Plaintiff's opening brief in support of its preliminary injunction application, to be filed pursuant to a scheduled agreed to by the parties or determined by the Court. Capitalized terms used herein are used as defined in the Complaint.

RLF1-2644766-1

OF COUNSEL:

Baker Botts, L.L.P.
30 Rockefeller Plaza
New York, New York 10112-4498

Dated: September 5, 2003

Kevin G. Abrams.
J. Travis Laster
 Richards, Layton & Finger
One Rodney Square
P.O. Box 551
Wilmington, DE 19899
(302) 651-7700
  Attorneys for Plaintiff
  ODS Technologies, L.P.

2

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ODS TECHNOLOGIES, L.P.,	)	
	)	
Plaintiff,	)	
	)	C.A. No: _____
v.	)	
	)	
DAVID M. MARSHALL, CHARLES F.	)	
CHAMPION, GARY ADELSON, GUY	)	
CHIPPARONI, JAMES EDGAR, JOSEPH	)	
F. BARLETTA and YOUBET.COM, INC.	)	
	)	
Defendants.	)	

ORDER

Plaintiff having moved, pursuant to Court of Chancery Rule 65, for a preliminary injunction, and the Court having considered such a motion,

IT IS HEREBY ORDERED, this ____day of _____, 2003, that defendants David M. Marshall, Charles F. Champion, Gary Adelson, Guy Chipparoni, James Edgar, Joseph F. Barletta and Youbet.com, and their respective agents, employees and anyone acting on their behalf, are enjoined from (i) relying on, implementing, applying or enforcing the Classified Board Provision, the Supermajority Voting Provision, or the Charter Amendments as a whole, and (ii) convening the Annual Meeting until after the defendants issue corrective disclosures and the market has time to digest the information.

_____
Chancellor

RLF1-2644766-1

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ODS TECHNOLOGIES, L.P.,	)	
	)	
Plaintiff,	)	
	)	
v.	)	
	)	C.A. No. _____
	)	
DAVID M. MARSHALL, CHARLES F.	)	
CHAMPION, GARY ADELSON, GUY	)	
CHIPPARONI, JAMES EDGAR, JOSEPH	)	
F. BARLETTA and YOUBET.COM, INC.	)	
	)	
Defendants.	)	

NOTICE OF MOTION

TO: YOUBET.COM, Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

David M. Marshall
Charles F. Champion
Gary Adelson
Guy Chipparoni
James Edgar
Joseph F. Barletta
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

PLEASE TAKE NOTICE that the attached Motion for Expedited Proceedings will be

presented to the Court at the earliest convenience of the Court and counsel.

OF COUNSEL:

Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112-4498
(212) 408-2500

Dated: September 5, 2003

Kevin G. Abrams
J. Travis Laster
Richards, Layton & Finger
One Rodney Square
P.O. Box 551
Wilmington, DE 19899
(302) 651-7700
  Attorneys for Plaintiff
  ODS Technologies, L.P.

2

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ODS TECHNOLOGIES, L.P.,	)	
	)	
Plaintiff,	)	
	)	
v.	)	
	)	C.A. No. _____
	)	
DAVID M. MARSHALL, CHARLES F.	)	
CHAMPION, GARY ADELSON, GUY	)	
CHIPPARONI, JAMES EDGAR, JOSEPH	)	
F. BARLETTA and YOUBET.COM,	)	
	)	
Defendants.	)	

MOTION FOR EXPEDITED PROCEEDINGS

Plaintiff ODS Technologies, L.P. d/b/a TVG Network ("TVG") hereby moves the Court,

pursuant to Rule 12 of the Court of Chancery, for an order in the form attached hereto providing

for a shortened time for defendants to answer, expedited discovery, and a prompt hearing date.

The grounds for this motion are as follows:

BACKGROUND

1.   Plaintiff TVG brings this action to obtain a preliminary injunction barring

defendant Youbet.com ("UBET" or the "Company") from proceeding with its annual meeting of

stockholders (the "Annual Meeting"), currently scheduled for September 26, 2003, and from

taking any action to implement two proposed amendments to UBET's certificate of incorporation

that are to be voted on at the Annual Meeting. As detailed in TVG's verified complaint, filed

contemporaneously herewith, the individual defendants, all of whom are directors of UBET,

have breached their fiduciary duty of disclosure in connection with the proposed amendments.

The individual defendants also have breached their fiduciary duties by proposing the amendments to frustrate TVG's contractual right to acquire control of UBET. TVG also is commencing an expedited arbitration in which TVG will present claims for breach of contract which must be arbitrated pursuant to the terms of the applicable agreements. The arbitration clause does not extend to claims for breach of fiduciary duty. *See Parfi Holding AB v. Mirror Image Internet, Inc.*, 817 A.2d 149, 151 (Del. 2002).

2. In May 2001, TVG agreed to provide UBET with licenses and intellectual property rights that turned around UBET's business. As partial consideration for granting UBET the licenses and intellectual property rights, TVG received two warrants (the "Warrants") which, when exercised, would give TVG control over 51% of UBET's common stock on a fully diluted basis. The initial aggregate exercise price for the Warrants was $41,082,422.00, subject to adjustments. The Warrants can be exercised at any time before May 18, 2004. A related Warrant Issuance Agreement dated May 18, 2004 (the "Warrant Issuance Agreement") provides TVG with a right to board representation proportionate to TVG's equity ownership, including a board majority upon acquisition of 51% of UBET's common stock. TVG has exercised the first warrant and currently owns 3,884,650 shares of UBET common stock.

3. The basic terms of the May 2001 transaction were simple and straightforward: In return for highly valuable licenses and intellectual property rights and eventual payment of the exercise price for the Warrants, UBET granted TVG a contractual right to acquire control of UBET, exercisable at any time before May 18, 2004. Now, having benefited for more than two years from the licenses and intellectual property rights that TVG provided, UBET is trying to change the terms of the deal and frustrate TVG's contractual right to acquire control.

4. On September 26, 2003, UBET will hold the Annual Meeting. In light of the Warrants' expiration date of May 18, 2004, this will be the last regular meeting of stockholders

2

before TVG must decide whether or not to exercise the second warrant and acquire control of UBET. In UBET's proxy statement for the Annual Meeting (the "Proxy Statement"), UBET's board of directors (the "Board") is recommending that UBET's stockholders adopt two amendments to UBET's certificate of incorporation (the "Charter"). The first amendment will classify the UBET Board (the "Classified Board Provision"). The second amendment will require the approval of 66-2/3% of the Company's outstanding common stock for any future amendments to the Company's Charter or Bylaws, including the Classified Board Provision (the "Supermajority Voting Provision," together with the Classified Board Provision, the "Charter Amendments").

5.   The clear purpose of the Charter Amendments is to frustrate TVG's contractual right to acquire control of UBET. Under UBET's current Charter and Bylaws, upon acquiring 51% of UBET's common stock, TVG immediately can remove all of UBET's directors without cause and fill the resulting vacancies. TVG likewise can amend UBET's bylaws and approve amendments to the Charter. The Supermajority Voting Provision frustrates TVG's right to voting control because owning 51% of UBET's outstanding common stock will no longer carry with it the voting power to amend UBET's bylaws or approve amendments to the Charter. The Classified Board Provision frustrates TVG's right to board control because, if the provision is adopted, TVG potentially would not be able to obtain any board representation for a full year after obtaining majority control and potentially would not be obtain a board majority for two full years after obtaining majority control. In the interim, UBET's board of directors could spend at will the over $41 million exercise price that TVG will have paid to acquire control and could take steps to dilute TVG's ownership stake.

3

6.   UBET has acted inequitably in proceeding with the Charter Amendments. UBET did not give TVG any advance notice that it was planning to propose the Charter Amendments. TVG only found out about the Charter Amendments by retrieving UBET's proxy materials from an on-line service. Moreover, the UBET Board set the record date for the Annual Meeting to predate the filing of the proxy materials, thereby preventing TVG from exercising the Warrants and voting against the Charter Amendments.

7.   Nor is UBET providing the full story to its stockholders. The sections of the Proxy Statement discussing the Charter Amendments do not contain *any* discussion of TVG, its contractual rights or the warrants. The disclosures are simply generic descriptions of classified board and supermajority voting provisions.

8.   On information and belief, the UBET Board proposed the Charter Amendments at the insistence of David Marshall, one of the founders of UBET and the Vice Chairman of the Board. Together with members of his family and close business associates, Marshall is believed to control approximately 25% of UBET's stock. On information and belief, Marshall demanded that UBET directors take action with the goal of frustrating TVG's contractual rights. Marshall and UBET management have every incentive to retain control of UBET so they can continue to provide themselves with employment and consulting agreements and stock option grants.

9.   The UBET directors have breached their fiduciary duty of disclosure by failing to provide full and fair disclosures regarding the Charter Amendments. The UBET directors also have breached their fiduciary duties by approving and recommending the Charter Amendments to frustrate TVG's right to acquire control of UBET, for purposes of entrenchment and at the behest of Marshall.

10.   In this action, TVG seeks injunctive relief to prevent the Annual Meeting from proceeding until after UBET has provided full and fair disclosures to its stockholders and the market has had time to digest the additional information. TVG also seeks injunctive and other equitable relief barring the defendants from proceeding with the Charter Amendments.

ARGUMENT

11.   The standard for expedited proceedings is well-settled. Expedited proceedings will be ordered where "the plaintiff has articulated a sufficiently colorable claim and shown a sufficient possibility of a threatened irreparable injury, as would justify . . . the extra (and sometimes substantial) costs of an expedited . . . proceeding." *Giammargo v. Snapple Beverage Corp.*, 1994 WL 672698, at *2 (Del. Ch. Nov. 15, 1994). This Court has the power to grant temporary injunctive relief under these circumstances. *See True North Communications v. Publicis S.A.*, 711 A.2d 34, 38 (Del. Ch. 1997) (hearing the parties' arguments on a temporary restraining order on the morning of December 16 when it had been filed the previous evening). Unless this Court prevents the Special Meeting from occurring, the self-interested transaction could be consummated without a fully informed stockholder vote, to the irreparable detriment of United Asset Coverage, Inc. and its stockholders.

12.   In applying this standard, this Court "traditionally has acted with a certain solicitude for plaintiffs" and "has followed the practice of erring on the side of more [expedited] hearings rather than fewer." *Id.*, slip op. at 6. As a result, "[a] party's request to schedule an application for a preliminary injunction, and to expedite the discovery related thereto, is normally routinely granted. Exceptions to that norm are rare." *In re International Jensen, Inc. S'holders Litig.*, 1996 WL 422345, at * 1 (Del. Ch. July 16, 1996). The Delaware Supreme Court has observed that "Delaware courts are always receptive to expediting any type of

5

litigation in the interests of affording justice to the parties." *Box v. Box*, 697 A.2d 395, 399 (Del. 1997).

13.   When, as here, defendants' actions threaten imminent irreparable harm warranting preliminary injunctive relief, courts routinely grant leave to conduct expedited proceedings. *See, e.g., Unitrin, Inc. v. American Gen. Corp.*, 651 A.2d 1361, 1366 (Del. 1995) (granting expedited, discovery, briefing and argument on motion to restrain target company from repurchasing stock in an effort to ward off takeover threat); *Paramount Communications Inc. v. QVC Network Inc.*, 637 A.2d 34, 37 n.2, 52 (Del. 1994) (approving use of expedited proceedings in action to enjoin defensive measures taken to thwart more valuable tender offer); *Waggoner v. Laster*, 581 A.2d 1127, 1130 (Del. 1990) (expediting proceedings to determine whether charter authorized board to issue stock with super-majority voting rights); *Berlin v. Emerald Partners*, 552 A.2d 482, 485 (Del. 1989) (citing expedited proceedings below with approval and granting expedited appeal to determine whether super-majority voting provision in target's charter applied in the context of impending merger).

14.   In this case, the standard is clearly met. TVG's complaint sets forth a colorable claim that the individual defendants breached their fiduciary duties to UBET and its stockholders. As directors of UBET, the individual defendants owe fiduciary duties to the Company and its stockholders, including a fiduciary duty of disclosure. *Arnold v. Society for Savings Bancorp.*, 650 A.2d 1270, 1277 (Del. 1994). TVG's complaint sets forth a claim that the individual defendants have breached their duty of disclosure by distributing proxy materials in connection with the Charter Amendments containing false, misleading and incomplete disclosures. The threat of an inadequately informed stockholder vote as a result of alleged disclosure violations establishes a threat of irreparable harm. *See, e.g., Sealy Mattress Co. of*

RLF1-2644493-1

New Jersey v. Sealy, Inc., 532 A.2d 1324, 1340□41 (Del. Ch. 1987); *Joseph v. Shell Oil Co.*, 482 A.2d 335, 344 (Del. Ch. 1984).

15.   The complaint details a number of disclosure violations: First, the Proxy Statement does not provide meaningful disclosures about TVG, the Warrant Issuance Agreement, the Warrants or TVG's rights. The only mention of the Warrant Issuance Agreement and the Warrants appears in the section on beneficial ownership, in which TVG is identified as the beneficial owner of 51% of UBET's common stock. In the section discussing the Classified Board Provision and the Supermajority Voting Provision, the Proxy Statement does not include *any* disclosures about TVG, the Warrant Issuance Agreement, the Warrants or TVG's rights. The Proxy Statement also does not include any discussion of the potential interaction between those rights and the Company's proposals.

16.   Second, the Proxy Statement does not contain any disclosures about the potential risks to UBET if the Charter Amendments are adopted, including potential breaches of the Warrant Issuance Agreement and License Agreement. A breach of the Warrant Issuance Agreement could result, among other things, in an obligation to rescind the Charter Amendments, a rescissory damages remedy in favor of TVG or other relief. A breach of the License Agreement could result, among other things, in termination of UBET's rights to use TVG's licenses and intellectual property.

17.   Third, the Proxy Statement does not contain any disclosures about the potential impact that adopting the Charter Amendments would have on whether or not TVG will exercise the Additional Warrant and invest millions of dollars in UBET, an amount that is highly significant for a company of UBET's size. Under the Warrant Issuance Agreement and the Warrants, TVG agreed to pay the exercise price for 51% of the common stock of UBET because

that level of equity ownership delivered voting control. The adoption of the Charter Amendments necessarily will have a material impact on whether or not TVG is willing to invest millions in UBET, particularly if TVG cannot obtain board representation for a year after exercise and cannot obtain a board majority for two years after exercise. The Proxy Statement does not contain any discussion of the potential impact of the Charter Amendments on TVG's decision to invest additional millions of dollars in UBET.

18.   Fourth, the description of the Charter Amendments in the Proxy Statement does not state that UBET would not use the Charter Amendments to interfere with TVG's rights. After learning of the proposed Charter Amendments, TVG asked UBET to withdraw the proposals and/or include additional disclosures regarding TVG rights. During the course of the these communications, TVG was told that UBET had proposed the Charter Amendments because of demands and threats made by Marshall, but that if TVG exercised the Additional Warrant, then UBET would not do anything that would interfere with TVG's right to take control of UBET. The Proxy Statement does not include any disclosures regarding the exception to the Charter Amendments for TVG.

19.   Finally, the Proxy Statement does not accurately disclose the UBET Board's reasons for approving and recommending the Charter Amendments. As noted, there is no mention whatsoever of TVG in the discussion of either Charter Amendment. All of the reasons identified in the Proxy Statement for the board's decision are simply generic justifications for a classified board or supermajority voting provision. It is simply inconceivable, given the timing of the Charter Amendments and their impact on TVG, that the UBET board did not consider TVG when making their decision. On information and belief, the principal reason the UBET board of directors approved and recommended the Charter Amendments was because of TVG's

8

right to acquire control of UBET and the rapidly approaching May 18, 2004 expiration date for the Additional Warrant. On information and belief, Marshall forced the UBET board to approve and recommend the Charter Amendments by threatening to sue the directors if they did not take action allegedly to protect UBET against TVG's right to acquire control. The Proxy Statement's description of the UBET board's reasons is also false and misleading because it claims the justification for the Charter Amendments is to deter takeover attempts. A properly motivated board of directors could not reasonably conclude that UBET faces any threat of a takeover attempt in light of TVG's existing right to acquire control of UBET.

20.   The complaint also explains that the individual defendants are adopting the Charter Amendments in breach of their fiduciary duties to frustrate TVG's contractual right to acquire control of UBET. Over thirty-five years ago, this Court recognized that injunctive relief is appropriate to block a corporation from taking action to frustrate a contractual right to acquire control. *See Condec Corp. v. Lunkenheimer Co.*, 230 A.2d 769, 777 (Del. C.h. 1967) ("This rather is a case of a stockholder with a contractual right to assert voting control being deprived of such control by what is virtually a corporate legerdemain. Manipulation of this type is not permissible."). The equities in this case are more powerful than in *Condec*, because the contractual right to acquire control was granted by UBET pursuant to the Warrants as part of a transaction in which UBET received significant consideration from TVG, yet UBET now wants to restructure the deal by frustrating TVG's the contractual right to acquire control of UBET that TVG bargained for and obtained. Delaware law recognizes that the opportunity to acquire control is a unique and irreplaceable asset, and that the frustration of such a right inflicts irreparable harm. *See True North Communications, Inc. v. Publicis S.A.*, 711 A.2d 34, 44 (Del. Ch. 1998) (describing the destruction of an acquisition opportunity as "a loss that cannot be

quantified" which "is the essence of irreparable harm."); *accord Allegheny Energy, Inc. v. DQE, Inc.*, 171 F.3d 153 (3d Cir. 1999) (applying Pennsylvania law to find that acquiring company would suffer irreparable harm unless a merger agreement was specifically enforced); *Amanda Acquisition Corp. v. Universal Foods Corp.*, 708 F. Supp. 984, 995 (E.D. Wis.) (noting that acquisition of corporation is "unique business opportunity"), *aff'd*, 877 F.2d 496 (7th Cir.), *cert. denied*, 493 U.S. 955 (1989).

WHEREFORE, plaintiff respectfully requests that the Court grant its motion for expedited proceedings and schedule the matter for a prompt hearing.

OF COUNSEL:

Baker Botts, L.L.P.
30 Rockefeller Plaza
New York, New York 10112-4498

Dated: September 5, 2003

Kevin G. Abrams.
J. Travis Laster
Richards, Layton & Finger
One Rodney Square
P.O. Box 551
Wilmington, DE 19899
(302) 651-7700
Attorneys for Plaintiff
ODS Technologies, L.P.

10

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ODS TECHNOLOGIES, L.P.,   )
)
             Plaintiff,   )
)   C.A. No. _____
       v.   )

DAVID M. MARSHALL, CHARLES F.   )
CHAMPION, GARY ADELSON, GUY   )
CHIPPARONI, JAMES EDGAR, JOSEPH)
F. BARLETTA and YOUBET.COM,   )
)
            Defendants.   )

<u>ORDER</u>

This ____ day of September, 2003, the Court having considered plaintiff's motion for

expedited proceedings, and for good cause shown,

IT IS HEREBY ORDERED that:

1.   Plaintiff's motion for expedited proceedings is GRANTED.

2.   Defendants shall serve their answers to the verified complaint on or before

September 10, 2003.

3.   The parties shall serve requests for production of documents by September 10,

2003.

4.   Document production shall be completed by September 14, 2003.

5.   Depositions shall begin on September 15, 2003 and shall be completed by

September 21, 2003.

6.   Plaintiff's opening brief in support of a preliminary injunction shall be served not

later than 5:00 p.m. on September 22, 2003.

12

7.   Defendants' answering brief in opposition to a preliminary injunction shall be served not later than 5:00 p.m. on September 23, 2003.

8.   Defendants' answering brief in opposition to a preliminary injunction shall be served not later than 12:00 p.m. on September 24, 2003.

9.   A hearing on the merits of plaintiff's application for a preliminary injunction shall be held on September ___, 2003.

_____

Vice Chancellor

RLF1-2644493-1

IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ODS TECHNOLOGIES, L.P.,	)	
	)	
Plaintiff,	)	
	)	
v.	)	C.A. No. _____
	)	
DAVID M. MARSHALL, CHARLES F.	)	
CHAMPION, GARY ADELSON, GUY	)	
CHIPPARONI, JAMES EDGAR, JOSEPH F.	)	
BARLETTA and YOUBET.COM, INC.,	)	
	)	
Defendants.	)	

NOTICE OF MOTION

TO: Youbet.com, Inc.   David M. Marshall,
c/o Corporation Service Company Charles F. Champion,
2711 Centerville Road   Gary Adelson,
Suite 400   Guy Chipparoni,
Wilmington, Delaware 19808 James Edgar, and
             Joseph F. Barletta
             c/o Corporation Service Company
             2711 Centerville Road
             Suite 400
             Wilmington, Delaware 19808

PLEASE TAKE NOTICE that the attached Motion for Appointment of Special Process

Servers will be presented to the Court at the earliest convenience of the Court and counsel.

OF COUNSEL:

Baker Botts, L.L.P.
30 Rockefeller Plaza
New York, NY 10112-4498

Kevin G. Abrams
J. Travis Laster
Richards, Layton & Finger, P.A.
One Rodney Square
P.O. Box 551
Wilmington, Delaware 19899
(302) 651-7700
(302) 651-7701
  Attorneys for Plaintiff

Dated: September 5, 2003

IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ODS TECHNOLOGIES, L.P.,	)	
	)	
Plaintiff,	)	
	)	
v.	)	C.A. No. _____
	)	
DAVID M. MARSHALL, CHARLES F.	)	
CHAMPION, GARY ADELSON, GUY	)	
CHIPPARONI, JAMES EDGAR, JOSEPH F.	)	
BARLETTA and YOUBET.COM, INC.,	)	
	)	
Defendants.	)	

MOTION FOR APPOINTMENT OF SPECIAL PROCESS SERVERS

Plaintiff hereby moves the Court for an Order pursuant to Court of Chancery Rule 4(c) appointing any employee of Tri-State Courier and Carriage or any employee of Brandywine Process Servers, as Special Process Servers for the purpose of serving the summons, complaint and related papers upon the defendants in this action. The grounds for this motion are as follows:

1.   Plaintiff seeks appointment of special process servers to effect expeditious service of process so the issues raised in the complaint may be brought before the Court in a timely fashion.

2.   The appointment of special process servers will result in a material saving of time and expense in the service of process in this action.

OF COUNSEL:

Baker Botts, L.L.P.
30 Rockefeller Plaza
New York, NY 10112-4498

Dated: September 5, 2003

Kevin G. Abrams
J. Travis Laster
Richards, Layton & Finger, P.A.
One Rodney Square
P.O. Box 551
Wilmington, Delaware 19899
(302) 651-7700
Attorneys for Plaintiff

IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ODS TECHNOLOGIES, L.P.,)	
)	
Plaintiff,)	
)	
v.)	C.A. No. _____
)	
DAVID M. MARSHALL, CHARLES F.)	
CHAMPION, GARY ADELSON, GUY)	
CHIPPARONI, JAMES EDGAR, JOSEPH F.)	
BARLETTA and YOUBET.COM, INC.,)	
)	
Defendants.)	

ORDER

WHEREAS, the Court having considered plaintiff's motion for appointment of special process servers and for good cause shown,

IT IS HEREBY ORDERED this ____ day of September, 2003, that any employee of Tri-State Courier and Carriage, or any employee of Brandywine Process Servers are appointed as special process servers for service of the complaint and other documents filed herein.

_____
Master in Chancery

RLF1-2644633-2